

August 28, 2012

<u>Via Email</u>
Mr. John Jung Yong Lee
Chief Executive Officer
Leo Motors, Inc.
1291-1 Hasangok-dong
Hanam City, Gyeonggi-do
Republic of Korea 465-250

> **Re:** **Leo Motors, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 15, 2012**
> **File No. 000-53525**

Dear Mr. Lee:

We have reviewed your amended 8-K filed August 17, 2012 and response to our comment letter dated August 16, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing, we may have additional comments.

1. We note your revised disclosure in the second paragraph in response to comment 2. As originally requested, please revise the second paragraph to disclose any disagreements with the prior auditor through the interim period. <u>The interim period being through the date of dismissal</u> (i.e. August 14, 2012), not March 31, 2012. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant